Exhibit 99.1

Evogene Reports Fourth Quarter and Full Year 2020 Financial Results

Conference call and webcast: today, March 3, 2021, 9:00 am ET

Rehovot, Israel – March 3, 2021 – Evogene Ltd. (NASDAQ: EVGN, TASE: EVGN.TA), a leading computational biology company targeting to revolutionize life-science product discovery and development across several market segments, announces today its financial results for the fourth quarter and full year ended December 31, 2020.

Mr. Ofer Haviv, Evogene's President and CEO, stated, “2020 was a year of significant accomplishment for Evogene as we successfully realigned our organizational structure and core capabilities to dramatically accelerate the company's progress and value creation. Our excitement at Evogene today is primarily due to two substantial value creators that have resulted from our long-term commitment to computational predictive biology (CPB) for the development of life science-based products. The first value creator is our growing group of highly focused subsidiaries in multiple key markets, each with what we believe are very attractive products under development and a unique capability to advance them relatively rapidly towards commercialization. The second value creator is Evogene’s powerful technology hub, our CPB platform and three dedicated engines: MicroBoost AI, ChemPass AI, and GeneRator AI, for products based on three core components: microbes, small molecules and genetic elements, respectively. This hub is allowing us, in addition to supporting our subsidiaries, to establish product pipelines in new fields of activity.

I would like to provide key information on our subsidiaries' main achievements in 2020 and lead on to their intended future plans for 2021-2022.”

2020 main achievements

Biomica

◾	Immuno-oncology program - positive results in pre-clinical study were achieved.
◾	Immuno-oncology program - initial scale-up and first GMP production of drug candidates, as preparation for first-in-man clinical trial, expected to be initiated in 2021.

Canonic

◾	MetaYield product family - identification of leading lines to be further developed into commercial varieties, towards expected commercial launch in Israel in 2022.
◾
Go-to-market strategy - signed an agreement with a commercial partner for cultivation and production of proprietary cannabis varieties, as part of the strategic goal to build an end-to-end value chain - from seed to product sale.

AgPlenus

◾	Herbicide program - entry into a strategic collaboration with Corteva Agriscience (NYSE: CTVA), to develop a novel herbicide, based on pre-lead candidates.
◾
Herbicide program - reaching a lead phase for lead candidate APH1, following the completion of field tests that demonstrated APH1’s effective control over a broad panel of weeds, including ones known to have resistance to existing herbicides. These results were confirmed in independent field tests, conducted by SynTech Research.

Lavie Bio

◾	Bio-pesticide program - LAV312 showed positive results in protecting grapes from Botritis, in a trial that took place in an Italian vineyard. Product is expected to reach the market in 2024.
◾	Bio-stimulant program - LAV211 was successfully combined with harvesting spring wheat in North Dakota. Based on results gained during the last three years, product launch is expected in 2022.

Future expected milestones

Biomica

2021

◾	Inflammatory Bowel Disease (IBD) program - extend pre-clinical study.
◾	Immuno-oncology program - initiate proof of concept, first-in-man study.

2022

◾	IBD program - initiate first GMP production of drug candidates for IBD.
◾	Immuno-oncology program - readout from proof of concept, first-in-man study.

Canonic

2021
◾	MetaYield product family - reach first commercial variety; sign distribution agreements in anticipation for commercialization in 2022.
◾	Precise product family - identify specific lines that exhibit distinct effect in model systems for reducing pain or inflammation.

2022
◾	MetaYield product family- commercial launch and initial sales of first product in Israel.
◾	Precise product family - reach first commercial variety for reducing pain or inflammation as preparation for commercial launch in 2023.

AgPlenus

2021
◾	Herbicide program - reach a herbicide tolerance trait proof of concept for APH1.
◾	Herbicide program / insecticide program - sign a licensing agreement for a leading candidate.

2022
◾	Herbicide program - reach an ‘Optimized Lead’ phase for APH1.
◾	Herbicide program - sign a strategic agreement for the development of an ‘Optimized Lead’ compound.

Lavie Bio

2021
◾	Bio-pesticide program - complete LAV311/312 development towards regulation.
◾	Bio-stimulant program - conduct pre-commercial trials for LAV211 in spring wheat.

2022
◾	Bio-stimulant program - initial product sales of LAV211 for spring wheat.
◾	Bio-pesticide program - file for regulatory approval for leading product candidate LAV311 / LAV312.

Mr. Haviv continued: “I hope you are as excited as I am about Evogene's subsidiaries' expected future milestones. But these are not all the highlights I wish to update you about today. Evogene is currently evaluating entry into various new fields of activity in which our technology could provide significant competitive advantages, such as:
◾	Developing products based on microbes to address various market needs in the aqua-culture industry, using MicroBoost AI;
◾	Drug optimization in human health, using ChemPass AI; and
◾	Developing high quality plant-based food based on genome editing, using GeneRator AI.

2020 was Evogene’s coming of age and it is only the beginning. We enthusiastically look forward to continuing our progress, achieving our defined targets, and expanding the use of our technology into new fields of activity,” Mr. Haviv concluded.

Consolidated financial results for the fourth quarter and full year ended December 31, 2020:

Cash position:  As of December 31, 2020, the company’s consolidated cash, cash related accounts and bank deposits amounted to approximately $48.2 million. Approximately $13.0 million of Evogene’s consolidated cash is appropriated to its subsidiary, Lavie Bio.

The $48.2 million does not include $28.0 million received after year end from the company’s “At the Market Offering” (ATM) initiated in January 2021 and concluded during February 2021. The weighted average selling price under the ATM offering was $7.36 per share. As a result of such offering, Evogene exhausted the remaining amount under the shelf prospectus filed in July 2020.

During the fourth quarter of 2020, the company’s consolidated net cash usage was approximately $6.1 million, or $5.1 million, if excluding Lavie Bio. During the full year 2020, consolidated net cash usage was approximately $19.3 million, or $14.7 million, if excluding Lavie Bio, which is in the range estimated for the full year 2020.

For the year ending December 31, 2021, Evogene expects to see an increase in the cash usage as its subsidiaries enter advanced stages of product development and commercialization: Biomica is expecting to conduct its first in-man clinical trial, AgPlenus is expecting to conduct a broad field trial in its herbicide program towards an ‘Optimized Lead’, and both Canonic and LavieBio are preparing for their respective first product launches during 2022.

For the year ending December 31, 2021, we estimate that net cash usage will be within the range of $26.0 - $28.0 million. Excluding cash usage by Evogene’s subsidiary Lavie Bio, the company estimates net cash usage will be within the range of $20.0 - $22.0 million.

We do not currently have any bank debt.

Pre-funded warrants: A new line item on the balance sheet this quarter relates to pre-funded warrants that were issued in conjunction with the $12.0 million registered direct offering that was completed in November 2020. In accordance with the International Financial Reporting Standards, these warrants were recorded as a liability as of December 31, 2020. These warrants were exercised for ordinary shares of Evogene at the beginning of January 2021, and therefore will not appear on our balance sheet next quarter.

Research and Development (“R&D”) expenses: R&D expenses, which are reported net of grants received, were approximately $4.8 million for the fourth quarter of 2020, in comparison to $5.2 million in the fourth quarter of 2019. This decrease in R&D expenses during the fourth quarter was mainly due to grants received from the Israeli Innovation Authority. For the full year 2020, R&D expenses were approximately $17.3 million, compared to $15.8 million in 2019. The increase in R&D expenses for 2020 was mainly attributed to payments made to third parties in connection with pre-clinical studies conducted for Biomica, field trials conducted in target locations for Lavie Bio, and an increase in non-cash expenses of $1.4 million for amortization of share-based compensation.

General and Administrative (“G&A”) expenses: G&A expenses were approximately $1.7 million for the fourth quarter of 2020, in comparison to $1.1 million in the fourth quarter of 2019. The increase during the fourth quarter of 2020 was partly attributed to the impact of an industry-wide increase in the cost of directors' and officers' insurance. For the full year 2020, G&A expenses were approximately $5.3 million, compared with $3.8 million in 2019. For the full year 2020, the increase was also primarily attributed to the impact of the cost of directors' and officers' insurance as well as due to an increase in non-cash expenses of amortization of share-based compensation.

Operating loss:  Operating loss for the fourth quarter of 2020 was $7.2 million, in comparison to $6.9 million for the fourth quarter of 2019. For the full year 2020, the operating loss was $24.8 million, compared with $21.2 million in 2019. The increase in operating loss during the fourth quarter and for the full year of 2020 is primarily attributed to the increase in the aforementioned operating expenses.

Loss: For the fourth quarter of 2020, the company’s loss was $8.8 million, in comparison to $6.7 million during the fourth quarter of 2019. For the full year 2020, the loss was $26.2 million, compared with $19.1 million in 2019. The increase in the loss during the fourth quarter and for the full year 2020 is primarily attributed to the increase in operating expenses and an increase in financing expenses mainly attributed to $1.9 million of non-cash expenses related to the revaluation of pre-funded warrants mentioned above.

***

Conference Call & Webcast Details:

Date: March 3, 2021
Time: 9:00am EST; 16:00 Israel time
Dial-in number: 1-888-668-9141 toll free from the United States, or +972-3-918-0609 internationally
Webcast: Available at www.evogene.com.

Replay Information: A replay of the conference call will be available approximately two hours following the completion of the call.

To access the replay, please dial 1-888-326-9310 toll free from the United States, or +972-3-925-5904 internationally. The replay will be accessible through March 5, 2021, and an archive of the webcast will be available on the Company’s website.

About Evogene Ltd.:

Evogene (NASDAQ: EVGN, TASE: EVGN.TA) is a leading company in leveraging computational biology to design novel products for life-science-based industries including human health, agriculture, and industrial applications. Leveraging Big Data and Artificial Intelligence while incorporating a deep understanding of biology, Evogene established its unique technology, the Computational Predictive Biology (CPB) platform, to computationally design microbes, small molecules and genes as the core components for life-science products. Evogene holds a number of subsidiaries utilizing the CPB platform, for the development of human microbiome-based therapeutics, medical cannabis, ag-biologicals, ag-chemicals, seed traits and ag-solutions for castor oil production. For more information, please visit www.evogene.com

Forward Looking Statements

This press release contains "forward-looking statements" relating to future events. These statements may be identified by words such as “may”, “could”, “expects”, “intends”, “anticipates”, “plans”, “believes”, “scheduled”, “estimates” or words of similar meaning. For example, Evogene is using forward-looking statement in this press release when it discusses its expected value creators, its and its’ subsidiaries expected trials, studies, launches, milestones and other plans for 2021 and 2022, its anticipated entry into new fields of activity and its expected cash usage for the year ending December 31, 2021. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements of Evogene and its subsidiaries may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond the control of Evogene and its subsidiaries, including, without limitation, those risk factors contained in Evogene’s reports filed with the applicable securities authority, as well as a result of the impacts of the COVID-19 pandemic. In addition, Evogene and its subsidiaries rely, and expect to continue to rely, on third parties to conduct certain activities, such as their field-trials and pre-clinical studies, and if these third parties do not successfully carry out their contractual duties, comply with regulatory requirements or meet expected deadlines (including as a result of the effect of the Coronavirus), Evogene and its subsidiaries may experience significant delays in the conduct of their activities. Evogene and its subsidiaries disclaim any obligation or commitment to update these forward-looking statements to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

Evogene Investor Contact:	US Investor Relations:
Aviva Banczewski / Rivka Neufeld Investor Relations and Public Relations Manager E: IR@evogene.com T: +972-8-931-1900	Joseph Green Edison Group E: jgreen@edisongroup.com T: +1 646-653-7030
Laine Yonker Edison Group E: lyonker@edisongroup.com T: +1 646-653-7035

 CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

	December 31,	December 31,
	2020	2019
	(Unaudited)	(Audited)
CURRENT ASSETS:
Cash and cash equivalents	$46,229	$34,748
Marketable securities	-	2,128
Short-term bank deposits	2,000	10,000
Trade receivables	222	72
Other receivables and prepaid expenses	3,372	2,079

	51,823	49,027
LONG-TERM ASSETS:
Long-term deposits	9	9
Operating lease right-of-use-assets	1,872	2,671
Property, plant and equipment, net	2,072	2,583
Intangible assets, net	16,139	17,074

	20,092	22,337

	$71,915	$71,364
CURRENT LIABILITIES:
Trade payables	$863	$1,001
Employees and payroll accruals	2,535	2,079
Operating lease liability	777	895
Liabilities in respect of government grants	72	37
Pre-funded warrants	4,144	-
Deferred revenues and other advances	47	386
Other payables	1,238	1,348

	9,676	5,746
LONG-TERM LIABILITIES:
Operating lease liability	1,663	2,076
Liabilities in respect of government grants	3,694	3,325

	5,357	5,401
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.02 par value: Authorized - 150,000,000 ordinary shares; Issued and outstanding - 35,600,088 shares on December 31, 2020 and 25,754,297 shares on December 31, 2019	200	142
Share premium and other capital reserve	225,121	205,904
Accumulated deficit	(179,276)	(155,902)

Equity attributable to equity holders of the Company	46,045	50,144

Non-controlling interests	10,837	10,073

Total equity	56,882	60,217

	$71,915	$71,364

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)

Revenues	$1,040	$753	$351	$116
Cost of revenues	574	334	346	81

Gross profit	466	419	5	35

Operating expenses:

Research and development, net	17,287	15,791	4,811	5,164
Business development	2,672	2,029	670	609
General and administrative	5,321	3,765	1,701	1,143

Total operating expenses	25,280	21,585	7,182	6,916

Operating loss	(24,814)	(21,166)	(7,177)	(6,881)

Financing income	1,591	2,630	733	499
Financing expenses	(2,951)	(555)	(2,294)	(286)

Financing income (expenses), net	(1,360)	2,075	(1,561)	213

Loss before taxes on income	(26,174)	(19,091)	(8,738)	(6,668)
Taxes on income	32	24	25	24

Loss	$(26,206)	$(19,115)	$(8,763)	$(6,692)

Attributable to:
Equity holders of the Company	(23,374)	(18,112)	(8,122)	(6,078)
Non-controlling interests	(2,832)	(1,003)	(641)	(614)

	$(26,206)	$(19,115)	$(8,763)	$(6,692)

Basic and diluted loss per share, attributable to equity holders of the Company	$(0.83)	$(0.70)	$(0.25)	$(0.24)

Weighted average number of shares used in computing basic and diluted loss per share	28,158,779	25,754,297	34,111,012	25,754,297

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from operating activities

Loss	$(26,206)	$(19,115)	$(8,763)	$(6,692)

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation	1,792	2,395	392	489
Amortization of Intangible assets	935	374	236	180
Share-based compensation	4,097	1,578	617	776
Pre-funded warrants issuance expenses	211	-	211	-
Net financing expenses (income)	1,031	(2,414)	1,251	232
Loss from sale of property, plant & equipment	-	12	-	-
Taxes on income	13	24	6	24

	8,079	1,969	2,713	1,701
Changes in asset and liability items:

Decrease (increase) in trade receivables	(150)	88	(188)	75
Increase in other receivables	(1,300)	(1,250)	(1,441)	(650)
Increase in long-term deposits	-	(10)	-	(10)
Increase (decrease) in trade payables	(29)	(122)	122	68
Increase (decrease) in employees and payroll accruals	456	(33)	805	217
Increase (decrease) in other payables	(68)	375	25	378
Increase (decrease) in deferred revenues and other advances	(339)	(45)	(85)	268

	(1,430)	(997)	(762)	346

Cash received (paid) during the period for:

Interest received	294	803	3	111
Interest paid	(238)	(302)	(56)	(78)
Taxes paid	(13)	(24)	(6)	(24)

Net cash used in operating activities	$(19,514)	$(17,666)	$(6,871)	$(4,636)

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2020	2019	2020	2019
	(Unaudited)	(Audited)	(Unaudited)
Cash flows from investing activities

Purchase of property, plant and equipment	$(682)	$(900)	$(103)	$(382)
Proceeds from sale of marketable securities	2,097	27,084	-	4,257
Purchase of marketable securities	-	(1,637)	-	-
Proceeds from bank deposits	8,000	12,592	-	19,267

Net cash provided by (used in) investing activities	9,415	37,139	(103)	23,142

Cash flows from financing activities

Issuance of ordinary shares	18,658	-	8,857	-
Issuance of pre-funded warrants	1,989	-	1,989	-
Issuance of subsidiary ordinary shares	-	10,000	-	-
Proceeds from advances for pre-funded warrants	9	-	9	-
Proceeds from exercise of options	59	-	46	-
Repayment of operating lease liability	(639)	(597)	(155)	(87)
Proceeds from government grants	320	493	-	87
Repayment of government grants	(22)	(590)	-	(4)

Net cash provided by (used in) financing activities	20,374	9,306	10,746	(4)

Exchange rate differences - cash and cash equivalent balances	1,206	159	963	(221)

Increase in cash and cash equivalents	11,481	28,938	4,735	18,281

Cash and cash equivalents, beginning of the period	34,748	5,810	41,494	16,467

Cash and cash equivalents, end of the period	$46,229	$34,748	$46,229	$34,748

Significant non-cash activities

Acquisition of property, plant and equipment	$57	$216	$57	$216
Increase (decrease) of operating lease right-of-use-assets	$(41)	$3,437	$(18)	$88
Acquisition of intangible assets	$-	$17,448	$-	$-